Exhibit 99.56

American Lithium Corp.

Condensed Interim Consolidated Financial Statements

For the three and nine months ended November 30, 2021 and 2020

(Expressed in Canadian Dollars - unaudited)

American Lithium Corp.

Table of Contents

(Expressed in Canadian Dollars – unaudited)

NOTICE OF NO AUDIT OR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited condensed interim consolidated financial statements of the Company have been prepared by and are the responsibility of the Company’s management.

The Company’s independent auditor has not performed a review of these financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditor.

American Lithium Corp.

(Expressed in Canadian Dollars – unaudited)

Condensed Interim Consolidated Statements of Financial Position

	November 30, 2021	February 28, 2021
	(Unaudited)	(Audited)
	$	$
ASSETS
Current
Cash and cash equivalents	58,428,270	5,506,326
Restricted cash (Note 10)	3,250,000	-
Term deposits (Note 5)	52,607	25,023
Amounts receivable	428,488	15,824
Advances and deposits	31,980	-
Prepaid expenses	511,395	37,382
	62,702,740	5,584,555

Non-current assets
Property and equipment (Note 6)	53,119	17,531
Exploration and evaluation assets (Note 7)	135,502,641	11,509,494
Reclamation deposits (Note 8)	78,535	77,962
Right-of-use assets (Note 9)	185,915	-

	198,522,950	17,189,542

LIABILITIES
Current
Accounts payable and accrued liabilities (Note 10)	4,346,826	413,426
Due to related parties (Note 11)	193,356	-
Current portion of long-term debt (Note 12)	267,657	358,259
Current portion of lease liabilities (Note 9)	28,562	-
	4,836,401	771,685

Non-current liabilities
Long-term debt (Note 12)	589,265	781,010
Lease liabilities (Note 9)	158,274	-
	5,583,940	1,552,695

EQUITY
Share capital (Note 13)	228,552,707	69,239,559
Equity reserves (Note 13)	39,109,376	4,176,908
Deficit	(74,577,130)	(57,779,620)
Accumulated other comprehensive income	(145,943)	-
	192,939,010	15,636,847

	198,522,950	17,189,542

Nature and continuance of operations (Note 1)

Subsequent events (Note 20)

Approved on behalf of the Board of Directors on January 27, 2022:

/s/ Ben Binninger	/s/ Andrew Bowering
Ben Binninger, Director	Andrew Bowering, Chairman

The accompanying notes form an integral part of these condensed interim consolidated financial statements

American Lithium Corp.

(Expressed in Canadian Dollars – unaudited)

Condensed Interim Consolidated Statements of Loss and Comprehensive Loss

	For the three months ended November 30,		For the nine months ended November 30,
	2021	2020	2021	2020
	$	$	$	$
Operating Expenses
Consulting fees	67,020	75,177	200,495	158,926
Depreciation (Notes 6 and 9)	5,468	954	8,777	1,515
Exploration and evaluation expenditures	1,237,341	555,653	3,390,944	908,412
Filing and listing fees	83,372	24,708	170,227	36,408
Finance charge (Notes 9 and 12)	34,755	-	109,830	-
Foreign exchange loss (gain)	(29,914)	(10,615)	51,714	15,866
General and administrative	52,134	44,173	111,944	83,237
Insurance	31,793	4,626	54,529	15,920
Management fees (Note 11)	331,968	100,529	1,965,253	348,021
Marketing	94,872	522,930	621,142	4,081,838
Professional fees	207,144	43,533	739,117	84,042
Registrar and transfer agent fees	15,548	17,739	129,563	40,743
Rent	12,827	13,000	51,827	37,000
Share-based compensation (Notes 11 and 13)	2,630,756	4,732,320	9,142,535	4,732,320
Travel	79,966	17,315	118,848	34,450
	(4,855,050)	(6,142,117)	(16,866,745)	(10,578,924)

Other item
Interest income	24,903	75	24,960	226

Net loss for the period	(4,830,147)	(6,142,042)	(16,841,785)	(10,578,698)

Other comprehensive loss
Foreign currency translation adjustment	(195,490)	-	(145,943)	-

Comprehensive loss for the period	(5,025,637)	(6,142,042)	(16,987,728)	(10,578,698)

Basic and diluted loss per share	(0.03)	(0.05)	(0.10)	(0.11)

Weighted average number of common shares outstanding - basic and diluted	187,116,261	116,426,686	167,791,437	100,139,691

The accompanying notes form an integral part of these condensed interim consolidated financial statements

American Lithium Corp.

(Expressed in Canadian Dollars – unaudited)

Condensed Interim Consolidated Statements of Cash Flows

	For the nine months ended November 30,
	2021	2020
	$	$
OPERATING ACTIVITIES
Net loss for the period	(16,841,785)	(10,578,698)
Items not affecting cash and cash equivalents:
Depreciation	8,777	1,515
Finance charge	109,830	-
Foreign exchange	8,762	(19,250)
Share-based compensation	9,142,535	4,732,320
Accrued interest payable	-	14,154
Accrued interest receivable	(84)	(226)
Changes in non-cash working capital items:
Amounts receivable	(153,292)	(53,460)
Advances and deposits	(1,742)	-
Prepaid expenses	(211,942)	(51,462)
Accounts payable and accrued liabilities	865,928	184,158
Due to related parties	193,356	(165,914)
Cash used in operating activities	(6,879,657)	(5,936,863)

INVESTING ACTIVITIES
Cash acquired from acquisition	3,662,792	-
Exploration and evaluation assets expenditures	(11,058)	(584,890)
Purchase of equipment	(10,255)	(17,501)
Restricted cash	(3,250,000)	-
Cash paid for acquisition	(276,549)	-
Cash provided by (used in) investing activities	114,930	(602,391)

FINANCING ACTIVITIES
Proceeds from shares issuance	50,038,700	-
Share issuance costs	(2,863,694)	(43,715)
Repayment of note payable	(200,000)	(35,000)
Stock options exercised	3,131,708	793,500
Warrants exercised	10,129,642	10,506,505
Repayment of long term debt	(401,512)	-
Repayment of lease liabilities	(2,229)	-
Cash provided by financing activities	59,832,615	11,221,290

Effect of foreign exchange	(145,944)	-

Change in cash and cash equivalents during the period	52,921,944	4,682,036

Cash and cash equivalents, beginning of period	5,506,326	804,628

Cash and cash equivalents, end of period	58,428,270	5,486,664

Supplementary cash flow disclosures (Note 17)

The accompanying notes form an integral part of these condensed interim consolidated financial statements

American Lithium Corp.

(Expressed in Canadian Dollars – unaudited)

Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity

				Reserves
	Number of shares	Share capital	Warrants	Stock Options	Total	Deficit	Accumulated Other Comprehensive Income	Total
		$	$	$	$	$	$	$
Balance at February 29, 2020	80,951,935	43,805,526	79,413	1,938,920	2,018,333	(44,818,145)	-	1,005,714

Shares issued for exploration and evaluation assets	5,343,750	9,445,625	-	-	-	-	-	9,445,625
Share issue costs	-	(41,911)	-	-	-	-	-	(41,911)
Stock options exercised	2,550,000	1,541,755	-	(748,255)	(748,255)	-	-	793,500
Share-based compensation	-	-	-	4,732,320	4,732,320	-	-	4,732,320
Warrants exercised	28,160,418	10,582,310	(77,609)	-	(77,609)	-	-	10,504,701
Warrants expired	-	1,804	(1,804)	-	(1,804)	-	-	-
Loss for the period	-	-	-	-	-	(10,578,698)	-	(10,578,698)
Balance at November 30, 2020	117,006,103	65,335,109	-	5,922,985	5,922,985	(55,396,843)	-	15,861,251

Share-based compensation	-	-	-	(1,016,830)	(1,016,830)	-	-	(1,016,830)
Stock options exercised	2,020,000	1,648,347	-	(729,247)	(729,247)	-	-	919,100
Warrants exercised	6,494,633	2,256,103	-	-	-	-	-	2,256,103
Loss for the period	-	-	-	-	-	(2,382,777)	-	(2,382,777)
Balance at February 28, 2021	125,520,736	69,239,559	-	4,176,908	4,176,908	(57,779,620)	-	15,636,847

Units issued for acquisition	36,891,918	78,948,705	24,520,213	-	24,520,213	-	-	103,468,918
Plateau warrants assumed	-	-	3,869,201	-	3,869,201	-	-	3,869,201
Replacement options issued	-	-	-	1,644,993	1,644,993	-	-	1,644,993
Finders’ shares issued for acquisition	867,882	1,865,947	-	-	-	-	-	1,865,947
Shares and warrants issued for exploration and evaluation assets	6,633,265	13,773,366	88,575	-	88,575	-	-	13,861,941
Private placement	20,726,750	50,038,700	-	-	-	-	-	50,038,700
Share issue costs	-	(3,242,398)	378,704	-	378,704	-	-	(2,863,694)
Share-based compensation	-	-	-	9,142,535	9,142,535	-	-	9,142,535
Stock options exercised	2,805,098	5,391,621	-	(2,259,913)	(2,259,913)	-	-	3,131,708
Stock options cancelled	-	-	-	(8,742)	(8,742)	8,742	-	-
Warrants exercised	9,389,363	12,537,207	-	(2,407,565)	(2,407,565)	-	-	10,129,642
Warrants expired	-	-	(35,533)	-	(35,533)	35,533	-	-
Loss for the period	-	-	-	-	-	(16,841,785)	-	(16,841,785)
Other comprehensive loss	-	-	-	-	-	-	(145,943)	(145,943)
Balance at November 30, 2021	202,835,012	228,552,707	28,821,160	10,288,216	39,109,376	(74,577,130)	(145,943)	192,939,010

The accompanying notes form an integral part of these condensed interim consolidated financial statements

American Lithium Corp.

Notes to Condensed Interim Consolidated Financial Statements

For the nine months ended November 30, 2021 and 2020

(Expressed in Canadian Dollars – unaudited)

1.	NATURE AND CONTINUANCE OF OPERATIONS

American Lithium Corp. (the “Company”) was incorporated in the Province of British Columbia. The Company is engaged in the business of identification, acquisition and exploration of mineral interests. The Company’s head office is located at 710 – 1030 West Georgia Street, Vancouver, British Columbia, V6E 2Y3, Canada, and its registered and records office is located at Suite 2200, 885 West Georgia Street, Vancouver, BC, V6C 3E8, Canada.

At the date of these condensed interim consolidated financial statements, the Company has not identified a known ore body of commercial grade minerals on any of its properties The ability of the Company to realize the costs it has incurred to date on these properties is dependent upon the Company identifying a commercial mineral body, to finance its development costs and to resolve any environmental, regulatory or other constraints which may hinder the successful development of the property. To date, the Company has not earned any revenues and is considered to be in the exploration stage.

The Company had a working capital position of $57,866,339 at the date of these condensed interim consolidate statements with the objective of funding ongoing development of its properties and providing additional working capital. The continuing operations of the Company remain dependent upon its ability to continue to raise adequate financing and to commence profitable operations in the future and repay its liabilities arising from normal business operations as they become due. In addition, management closely monitors the commodity price of lithium, individual equity movements, and the stock market to determine the appropriate course of action to be taken by the Company if favourable or adverse market conditions occur.

As at November 30, 2021, the Company was in the process of exploring its principal mineral properties and has not yet determined whether the properties contain ore reserves that are economically recoverable. The recoverability of amounts shown for mineral properties and related deferred exploration costs is dependent upon the discovery of economically recoverable reserves, confirmation of the Company's interest in the underlying mineral claims, the ability of the Company to obtain necessary financing to complete the development and upon future profitable production or proceeds from the disposition thereof.

The Company incurred a net loss of $16,841,785 (November 30, 2020 - $10,578,698) for the nine months ended November 30, 2021. As at November 30, 2021, the Company had an accumulated deficit of $74,577,130 (February 28, 2021 - $57,779,620), which has been funded primarily by the issuance of equity. The Company's ability to continue as a going concern and to realize assets at their carrying values is dependent upon obtaining additional financing and generating revenues sufficient to cover its operating costs. Management believes that the Company has sufficient working capital to meet the Company’s obligations over the next twelve months.

These condensed interim consolidated financial statements do not give effect to any adjustments which would be necessary should the Company be unable to continue as a going concern and therefore be required to realize its assets and discharge its liabilities in other than the normal course of business and at amounts different from those reflected in the accompanying condensed interim consolidated financial statements.

American Lithium Corp.

Notes to Condensed Interim Consolidated Financial Statements

For the nine months ended November 30, 2021 and 2020

(Expressed in Canadian Dollars – unaudited)

2.	BASIS OF PREPARATION

Statement of compliance

These condensed interim consolidated financial statements, including comparatives, have been prepared in accordance with International Accounts Standards (“IAS”) 34, “Condensed Interim Financial Reporting” using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and Interpretations issued by the International Financial Reporting Interpretations Committee (“IFRIC”).

This condensed interim financial report does not include all of the information required of a full annual financial report and is intended to provide users with an update in relation to events and transactions that are significant to an understanding of the changes in financial position and performance of the Company since the end of the last annual reporting period. Therefore, it is recommended that this financial report be read in conjunction with the audited annual financial statements of the Company for the years ended February 28, 2021 and February 29, 2020.

The accounting policies applied in preparation of these condensed interim consolidated financial statements are consistent with those applied and disclosed in the Company’s audited consolidated financial statements for the years ended February 28, 2021, except for the following:

Leases

At inception of a contract, the Company assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. The Company assesses whether the contract involves the use of an identified asset, whether the right to obtain substantially all of the economic benefits from use of the asset during the term of the arrangement exists, and if the Company has the right to direct the use of the asset. At inception or on reassessment of a contract that contains a lease component, the Company allocates the consideration in the contract to each lease component on the basis of their relative standalone prices.

As a lessee, the Company recognizes a right-of-use asset and a lease liability at the commencement date of a lease. The right-of-use asset is initially measured at cost, which is comprised of the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any decommissioning and restoration costs, less any lease incentives received.

The right-of-use asset is subsequently depreciated from the commencement date to the earlier of the end of the lease term, or the end of the useful life of the asset. In addition, the right-of-use asset may be reduced due to impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

A lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted by the interest rate implicit in the lease, or if that rate cannot be readily determined, the incremental borrowing rate. Lease payments included in the measurement of the lease liability are comprised of:

•	fixed payments, including in-substance fixed payments, less any lease incentives receivable;
•	variable lease payments that depend on an index or a rate, initially measured using the index or rate as at the commencement date;
•	amounts expected to be payable under a residual value guarantee;
•	exercise prices of purchase options if the Company is reasonably certain to exercise that option; and
•	payments of penalties for terminating the lease, if the lease term reflects the lessee exercising an option to terminate the lease.

American Lithium Corp.

Notes to Condensed Interim Consolidated Financial Statements

For the nine months ended November 30, 2021 and 2020

(Expressed in Canadian Dollars – unaudited)

2.	BASIS OF PRESENTATION (continued)

Statement of compliance (continued)

The lease liability is measured at amortized cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, or if there is a change in the estimate or assessment of the expected amount payable under a residual value guarantee, purchase, extension, or termination option. Variable lease payments not included in the initial measurement of the lease liability are charged directly to profit or loss.

The Company has elected not to recognize right-of-use assets and lease liabilities for short-term leases that have a lease term of 12 months or less and leases of low-value assets. The lease payments associated with these leases are charged directly to profit or loss on a straight-line basis over the lease term.

Basis of presentation

The condensed interim consolidated financial statements of the Company have been prepared on an accrual basis and are based on historical costs, modified where applicable.

Principles of consolidation

The condensed interim consolidated financial statements include the financial statements of the Company and the following subsidiaries:

Name	Jurisdiction
American Lithium Holdings Corp.	British Columbia, Canada
Big Smoky Holdings Corp.	British Columbia, Canada
1032701 Nevada Ltd.	Nevada, USA
1065604 Nevada Ltd.	Nevada, USA
1067323 Nevada Ltd.	Nevada, USA
1074654 Nevada Ltd.	Nevada, USA
1134989 Nevada Ltd.	Nevada, USA
1301420 Nevada Ltd.	Nevada, USA
4286128 Nevada Corp.	Nevada, USA
Big Smoky Holdings, Inc.	Nevada, USA
Plateau Energy Metals Inc.	Ontario, Canada
Macusani Yellowcake S.A.C.	Peru

In August 2021, the Company amalgamated 1032701 B.C. Ltd., 1065604 B.C. Ltd., 1067323 B.C. Ltd., 1074654 B.C. Ltd., 1134989 B.C. Ltd., 1301420 B.C. Ltd., and Esoteric Consulting Corp. as one company under the name of American Lithium Holdings Corp.

All intercompany transactions, balances, revenues and expenses are eliminated on consolidation.

American Lithium Corp.

Notes to Condensed Interim Consolidated Financial Statements

For the nine months ended November 30, 2021 and 2020

(Expressed in Canadian Dollars – unaudited)

3.	SIGNIFICANT ACCOUNTING POLICIES

a)	Significant accounting judgments, estimates and assumptions

The preparation of the Company’s condensed interim consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities and contingent liabilities at the date of the condensed interim consolidated financial statements and reported amounts of revenues and expenses during the reporting period. Estimates and assumptions are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. However, actual outcomes can differ from these estimates. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. The more significant areas are as follows:

•	the estimates and assumptions used in the share-based payments;
•	the determination that the Company has no decommissioning liabilities; and
•	the determination of recoverability on exploration and evaluation assets.

Critical judgments in applying accounting policies:

The following are critical judgments that management has made in the process of applying accounting policies and that have the most significant effect on the amounts recognized in the condensed interim consolidated financial statements:

•	the determination that the Company will continue as a going concern for the next year; and
•	the determination that the acquisition of Plateau Energy Metals Inc. should be accounted for as an acquisition of assets
•	the assessment of the deferred income tax assets and liabilities are probable to be recovered from future income.

In March 2020, the World Health Organization declared coronavirus COVID-19 a global pandemic. This contagious disease outbreak, which has continued to spread, and any related adverse public health developments, has adversely affected workforces, customers, economies, and financial markets globally, potentially leading to an economic downturn. It has also disrupted the normal operations of many businesses, including the Company’s. This outbreak could decrease spending, adversely affect and harm our business and results of operations. It is not possible for the Company to predict the duration or magnitude of the adverse results of the outbreak and its effects on the Company’s business or results of operations at this time.

b)	Functional currency

The majority of transactions are in Canadian dollars and therefore the reporting and functional currency of the Company and its subsidiaries is the Canadian dollar, except the functional currency of Macusani Yellowcake S.A.C. is the US dollar.

Transactions in currencies other than the Company’s functional currency are recorded at the rates of exchange prevailing at the dates of the transactions. The Company translates monetary assets and liabilities denominated in foreign currencies at period-end rates. Non-monetary assets and liabilities are translated at historical rates. Revenues and expenses are translated at average rates in effect during the period except for depreciation which is translated at historical rates. The resulting gains or losses are reflected in profit or loss in the period of translation. Where applicable, the functional currency is translated into the presentation currency using the period end rates for assets and liabilities while the operations and cash flows are translated using average rates of exchange. Exchange adjustments arising when net assets and profit or loss are translated into the presentation currency are taken into a separate component of equity and reported in other comprehensive income or loss

American Lithium Corp.

Notes to Condensed Interim Consolidated Financial Statements

For the nine months ended November 30, 2021 and 2020

(Expressed in Canadian Dollars – unaudited)

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

c)	Accounting pronouncements not yet adopted

A number of amendments to standards and interpretations applicable to the Company are not yet effective for the nine months ended November 30, 2021 and have not been applied in preparing these condensed interim consolidated financial statements nor does the Company expect these amendments to have a significant effect on its condensed interim consolidated financial statements.

4.	ACQUISITION OF PLATEAU ENERGY METALS INC.

On May 11, 2021, the Company completed the acquisition of all the issued and outstanding common shares of Plateau Energy Metals Inc. (“Plateau”) for consideration of 0.29 of a common share and 0.145 of a share purchase warrant of the Company for each Plateau share held. Plateau was a Canadian exploration and development company. The arrangement resulted in Plateau becoming a wholly-owned subsidiary of the Company. Pursuant to the terms of the transaction, the Company issued 36,891,918 common shares and 18,445,959 warrants of the Company with a fair value of $78,948,705 and $24,520,213, respectively.

As part of the arrangement, all unexercised Plateau stock options were exchanged for the Company’s replacement stock options at the fixed exchange ratio of 0.29 with a total fair value of $1,644,993 (Note 13). The Company assumed 11,290,820 Plateau’s warrants and each Plateau warrant can be exercised at a fixed ratio of 0.29 for the Company’s common share and 0.145 for the Company’s warrant. The Company recognized a fair value of $3,869,201 (Note 13). In addition, the Company incurred $2,142,496 in transaction costs relating to the acquisition and these costs were capitalized as part of the acquisition of the exploration and evaluation assets.

The acquisition of Plateau has been treated as an acquisition of exploration and evaluation assets.

The total consideration for the acquisition of the assets and liabilities of Plateau assumed on acquisition were as follows:

Total
Consideration:
Common shares issued	$78,948,705
Warrants issued	24,520,213
Value of replacement stock options	1,644,993
Value of Plateau warrants assumed	3,869,201
Transaction costs	2,142,496
Total consideration	$111,125,608

Allocated as follows:
Cash and cash equivalents	$3,662,792
Term deposits	27,500
Sales tax receivable	259,372
Advances and deposits	30,238
Prepaid expenses	262,071
Accounts payable and accrued liabilities	(2,783,453)
Note payable	(200,000)
Exploration and evaluation assets (Note 7)	109,867,088
$111,125,608

American Lithium Corp.

Notes to Condensed Interim Consolidated Financial Statements

For the nine months ended November 30, 2021 and 2020

(Expressed in Canadian Dollars – unaudited)

5.	TERM DEPOSITS

The Company has a $25,000 term deposit which earns interest at 0.45% per annum and matures on December 18, 2021. The term deposit had been assigned as security to the Bank of Nova Scotia. In addition, the Company has a $27,500 term deposit which earns interest at 0.10% per annum and matures on November 26, 2022. The term deposit had been assigned as security to the Toronto Dominion Bank.

6.	EQUIPMENT

	Computer Equipment	Furniture Equipment	Leasehold improvement	Total
	$	$	$	$
Cost:
Balance, February 29, 2020	-	-	-	-
Additions	2,705	15,957	-	18,662
Balance, February 28, 2021	2,705	15,957	-	18,662
Additions	10,255	-	30,959	41,214
Balance, November 30, 2021	12,960	15,957	30,959	59,876

Depreciation:
Balance, February 29, 2020	-	-	-	-
Depreciation for the year	204	927	-	1,131
Balance, February 28, 2021	204	927	-	1,131
Depreciation for the period	2,855	2,254	517	5,626
Balance, November 30, 2021	3,059	3,181	517	6,757

Net book value:
As at February 28, 2021	2,501	15,030	-	17,531
As at November 30, 2021	9,901	12,776	30,442	53,119

American Lithium Corp.

Notes to Condensed Interim Consolidated Financial Statements

For the nine months ended November 30, 2021 and 2020

(Expressed in Canadian Dollars – unaudited)

7.	EXPLORATION AND EVALUATION ASSETS

	TLC property	Falchani property	Macusani property	Extinction Ridge property	Total
	$	$	$	$	$
Balance, February 29, 2020	355,480	-	-	251,133	606,613

Additions:
Acquisition costs	9,092,899	-	-	-	9,092,899
Royalty buyback	2,006,505	-	-	-	2,006,505
Maintenance fees	54,610	-	-	-	54,610
Write-off	-	-	-	(251,133)	(251,133)
Balance, February 28, 2021	11,509,494	-	-	-	11,509,494

Additions:
Acquisition costs	13,753,060	97,673,256	12,555,773	-	123,982,089
Maintenance fees	11,058	-	-	-	11,058

Balance, November 30, 2021	25,273,612	97,673,256	12,555,773	-	135,502,641

Tonopah Claystone Claims (“TLC”) Property - Nevada, USA

On August 13, 2018, the Company finalized a purchase/royalty agreement with Nevada Alaska Mining Co., Inc. (“TLC Royalty Holder”), who has the claims and title to a series of unpatented lode mining claims located in Nye County, Nevada, USA (the “TLC Property”), subject to an overriding 2.5% gross royalty, of which 1.25% can be purchased within 3 years for US$1 million.

As at November 21, 2018, the Company fulfilled its commitments and acquired a 100% undivided interest in the TLC property. During the year ended February 28, 2019, the Company issued 250,000 common shares at a fair value of $130,000 and paid $131,785 (US$100,000) to TLC Royalty Holder.

In addition, if the Company calculates a mineral resource on the TLC Property exceeding 500,000 tons of Lithium Carbonate Equivalent (“LCE”) in all reserve categories, the Company will issue a bonus payment of 250,000 shares to TLC Royalty Holder. An additional 250,000 shares will be issued to TLC Royalty Holder if the calculation exceeds 1,500,000 tons of LCE on the TLC Property. During the year ended February 28, 2021, the Company issued 500,000 common shares at a fair value of $320,000 due to the LCE calculation on the TLC Property.

On July 9, 2020, the Company entered into a royalty buyback agreement with TLC Royalty Holder under which the Company bought back one-and-one-half percent (1.5%) of the existing gross overriding royalty pertaining to the TLC Property in consideration for $200,880 (US$150,000) and 843,750 common shares at a fair value of $1,805,625 to the TLC Royalty Holder.

American Lithium Corp.

Notes to Condensed Interim Consolidated Financial Statements

For the nine months ended November 30, 2021 and 2020

(Expressed in Canadian Dollars – unaudited)

7.	EXPLORATION AND EVALUATION ASSETS (continued)

Tonopah Claystone Claims (“TLC”) Property - Nevada, USA (continued)

On July 24, 2020, the Company closed a share purchase agreement with the shareholder of Esoteric Consulting Ltd. (“Esoteric”) whereby the Company purchased 100% of the outstanding shares of Esoteric. Esoteric’s only asset is comprised of its ownership of 50% of the issued outstanding shares 4286128 Nevada Corp. (“4286128 Nevada”), which holds the title to a series of lode mining claims located in Nye County, Nevada, contiguous to and north and northwest of the TLC Property. On the same day, the Company, through Esoteric, acquired the remaining 50% of the issued and outstanding shares of 4286128 Nevada. Pursuant to these share purchase agreements, the Company issued 4,000,000 common shares of the Company at a fair value of $7,320,000, which has been accounted for as an asset acquisition.

On September 14, 2020, the Company entered into a real estate property purchase agreement to acquire over 300 acres of privately held lands and the accompanying 1,176 acre-feet of water rights. (“TLC Water Rights Agreement”). The transfer of the property interest and the water rights was finalized for total consideration of US$1.3 million, of which the Company paid $349,488 (US$265,000) on closing and issued a promissory note for $1,363,613 (US$1,035,000) to the vendors (Note 12).

On April 30, 2021, the Company closed a share purchase agreement with the shareholder of 1301420 BC Ltd. (“1301420 BC”) whereby the Company purchased 100% of the outstanding shares of 1301420 BC. 1301420 BC’s only asset is comprised of its ownership of 100% of the issued outstanding shares 1301420 Nevada Ltd. (“1301420 Nevada”), which holds the title to a series of mining claims located in Esmeralda County, Nevada, contiguous and to the west of the TLC Property. The claims are not subject to any royalties or encumbrances. Pursuant to the agreement, the Company issued 4,000,000 common shares of the Company at a fair value of $7,200,000. The acquisition has been accounted for as an asset acquisition.

On September 7, 2021, the Company closed a share purchase agreement with Big Smoky Holdings Corp. (“Big Smoky”) and the shareholders of Big Smoky, whereby the Company purchased 100% of the outstanding shares of Big Smoky. Through its wholly-owned subsidiary, Big Smoky controled the Crescent Dunes Project (“Crescent Dunes”) located in Nye County, Nevada, contiguous with the TLC Property. The Company acquired full title to Crescent Dunes which is not subject to any royalties or encumbrances. Pursuant to the agreement, the Company issued 2,500,000 common shares of the Company at a fair value of $6,300,000 and assumed liabilities of $253,060 (US$200,000). The acquisition has been accounted for as an asset acquisition.

Falchani Property – Puno, Peru

On May 11, 2021, following the acquisition of Plateau (Note 4) and its Peruvian subsidiary, Macusani Yellowcake SAC (“Macusani”), the Company holds title to mineral concessions in the Province of Carabaya, Department of Puno in southeastern Peru.

American Lithium Corp.

Notes to Condensed Interim Consolidated Financial Statements

For the nine months ended November 30, 2021 and 2020

(Expressed in Canadian Dollars – unaudited)

7.	EXPLORATION AND EVALUATION ASSETS (continued)

Macusani Property – Puno, Peru

On May 11, 2021, following the acquisition of Plateau (Note 4), through the acquisition of Macusani, the Company holds title to, or has court injunctions preserving title on mineral concessions in the Province of Carabaya, Department of Puno in southeastern Peru.

Thirty-two of the 151 concessions held by American Lithium’s subsidiary Macusani, are currently subject to Administrative and Judicial processes (together, the “Processes”) in Peru to overturn resolutions issued by Geological, Mining, and Metallurgical Institute of Peru (“INGEMMET”) and the Mining Council of MINEM in February 2019 and July 2019, respectively, which declared Macusani’s title to the 32 of the concessions invalid due to late receipt of the annual validity payment. Macusani successfully applied for injunctive relief on 32 concessions in a Court in Lima, Peru, and the grant of the Precautionary Measures (Medida Cautelar) restored the title, rights and validity of those 32 concessions to Macusani.

On November 2, 2021, the Company was made aware and announced that the judicial ruling in relation to those 32 concessions had been issued in favour of Macusani. On 16 November, 2021 the Company announced that it had received official notification of the judicial ruling restoring full title to these concessions. On November 25, 2021, the Company confirmed that, as expected, appeals of the judicial ruling were lodged including by INGEMMET and MINEM. This appeal will be considered by a high court tribunal anticipated in early-mid 2022. If American Lithium’s subsidiary Macusani does not ultimately obtain a successful resolution of the Processes, Macusani’s title to the concessions could be revoked.

Extinction Ridge Property - Nevada, USA

On November 5, 2018, the Company finalized a purchase/royalty agreement with Nevada Alaska Mining Co., Inc. (“Extinction Ridge Royalty Holder”), who has the claims and title to a series of unpatented lode mining claims located in Eureka County, Nevada, USA (the “Extinction Ridge Property”), subject to an overriding 2% gross royalty, of which 1% can be purchased within 6 years for $1 million.

As at February 4, 2019, the Company fulfilled its commitments and acquired a 100% undivided interest in the Extinction Ridge Property. During the year ended February 28, 2019, the Company issued 250,000 common shares at a fair value of $107,500 and paid $131,115 (US$100,000) to Extinction Ridge Royalty Holder. During the year ended February 28, 2021, the Company decided not to extend the lease with the county’s BLM and wrote-off the related costs of $251,133.

8.	RECLAMATION DEPOSITS

Reclamation deposits of $78,535 as at November 30, 2021, consisted of a term deposit and bonds recorded at cost and held as security by the State of Nevada, with regards to certain exploration properties described in Note 7.

American Lithium Corp.

Notes to Condensed Interim Consolidated Financial Statements

For the nine months ended November 30, 2021 and 2020

(Expressed in Canadian Dollars – unaudited)

9.	RIGHT-OF-USE ASSETS AND LEASE LIABILITIES

Right-of-Use Assets

Office Leases
Cost:	$
At February 28, 2021	-
Additions	189,066
At November 30, 2021	189,066
Depreciation:
At February 28, 2021	-
Charge for the period	3,151
At November 30, 2021	185,915
Net book value:
At February 28, 2021	-
At November 30, 2021	185,915

Depreciation of right-of-use assets is calculated using the straight-line method over the remaining lease term.

Lease Liabilities

$
At February 28, 2021	-
Addition	189,066
Lease payments made	(4,120)
Finance charge	1,891
186,836
Less: current portion	(28,562)
At November 30, 2021	158,274

The lease liabilities were discounted at a discount rate of 12%.

The remaining minimum future lease payments, excluding estimated operating costs, for the term of the lease including assumed renewal periods are as follows:

Fiscal 2022	$12,361
Fiscal 2023	49,445
Fiscal 2024	49,944
Fiscal 2025	50,943
Fiscal 2026	51,443
Fiscal 2027	34,961

10.	Accounts payable and accrued liabilities

	November 30,	February 28,
	2021	2021
	$	$
Accounts payable	1,054,099	240,562
Accrued liabilities*	3,280,449	172,864
	4,334,548	413,426

*Accrued liabilities included restricted cash of $3,250,000 in respect of an over receipt of funds upon the exercise of warrants, which was subsequently refunded to the exercisor who overpaid in error.

American Lithium Corp.

Notes to Condensed Interim Consolidated Financial Statements

For the nine months ended November 30, 2021 and 2020

(Expressed in Canadian Dollars – unaudited)

11.	related party transactions

Key management personnel include those persons having authority and responsibility for planning, directing and controlling the activities of the Company as a whole. The Company has determined that key management personnel consist of executive and non-executive members of the Company’s Board of Directors and corporate officers.

	For the nine months ended November 30,
	2021	2020
	$	$
Management fees	1,965,253	348,021
Share-based compensation	5,051,616	1,774,620
	7,016,869	2,122,641

All related party transactions are recorded at the amount agreed to by the Company and the related party. During the nine months ended November 30, 2021, in addition to the amounts disclosed above, the Company entered into the following transactions with key management personnel:

(a)	As at November 30, 2021, the Company owed $193,356 (February 28, 2021 - $nil) to companies controlled by officers and directors of the Company for unpaid management fees and exploration and evaluation expenses.

12.	Long-term debt

In September 2020, the Company entered into the TLC Water Rights Agreement (Note 7). Pursuant to the agreement, the Company issued a promissory note for $1,363,613 (US$1,035,000) to be paid in four equal annual installments of $330,993 (US$258,750) plus accrued interest at rate at 5.00% per annum. The promissory note is secured by a first priority deed of trust on the property. The promissory note was measured by discounting the annual installments plus accrued interest using an incremental borrowing rate of 15%.

$
Issuance of promissory note	1,363,613
Discounted on promissory note	(260,201)
Finance charge	76,895
Foreign exchange adjustment	(41,038)
At February 28, 2021	1,139,269
Finance charge	107,939
Payment made	(401,512)
Foreign exchange adjustment	11,226
856,922
Less: current portion	(267,657)
At November 30, 2021	589,265

The principal payments required under the long-term debt for the next three fiscal years are as follows:

2023	$330,993
2024	330,993
2025	330,993

American Lithium Corp.

Notes to Condensed Interim Consolidated Financial Statements

For the nine months ended November 30, 2021 and 2020

(Expressed in Canadian Dollars – unaudited)

13.	SHARE CAPITAL

Authorized

Unlimited number of common shares, without par value.

Issued

During the nine months ended November 30, 2021:

In April 2021, the Company closed a non-brokered private placement financing of 7,518,750 units at a price of $2.00 per unit for gross proceeds of $15,037,500. Each unit consisted of one common share of the Company and one-half share purchase warrant. Each warrant shall entitle the holder to purchase an additional common share of the Company at a price of $3.00 for a period of three years. The Company incurred aggregate share issuance costs totaling $651,551 and issued 295,125 non-transferrable warrants to certain finders with a fair value of $378,704 in relation to the financing.

In May 2021, the Company completed the acquisition of Plateau (Note 4) by issuing 36,891,918 units of the Company. Each unit consists of one common share of the Company and one-half share purchase warrant. Each warrant shall entitle the holder to purchase an additional common share of the Company at a price of $3.00 for a period of three years. The 36,891,918 common shares issued had a fair value of $78,948,705. In addition, the Company paid finder’s fee of $200,000 in cash and issued 867,882 finder’s common shares with a fair value of $1,865,947.

In May 2021, the Company issued 4,000,000 common shares of the Company at a fair value of $7,200,000 to acquire 1301420 BC and 1301420 Nevada (Note 7).

In July 2021, the Company issued an aggregate of 133,265 common shares of the Company at a fair value of $273,365 in relation to the Falchani and Macusani properties (Note 7).

In September 2021, the Company issued 2,500,000 common shares of the Company at a fair value of $6,300,000 to acquire Big Smoky (Note 7).

In November 2021, the Company closed a brokered private placement financing of 13,208,000 units at a price of $2.65 per unit for gross proceeds of $35,001,200. Each unit consists of one common share of the Company and one-half share purchase warrant. Each warrant shall entitle the holder to purchase an additional common share of the Company at a price of $4.00 for a period of two years. The Company incurred aggregate share issuance costs totaling $2,212,143 in relation to the financing.

The Company issued 9,389,363 common shares in connection with the exercise of 9,389,363 warrants with a weighted average exercise price of $1.08 for total proceeds of $10,129,642. As a result, the Company transferred $2,407,565 representing the fair value of the exercised warrants from reserves to share capital. The Company also issued 2,805,098 common shares in connection with the exercise of 2,805,098 stock options with a weighted average exercise price of $1.12 for total proceeds of $3,131,708. As a result, the Company transferred $2,259,913 representing the fair value of the exercised options from reserves to share capital.

During the year ended February 28, 2021:

In June 2020, 500,000 common shares at a fair value of $320,000 were issued to the TLC Royalty Holder in connection with the TLC Property purchase/royalty agreement, see Note 7 for details.

American Lithium Corp.

Notes to Condensed Interim Consolidated Financial Statements

For the nine months ended November 30, 2021 and 2020

(Expressed in Canadian Dollars – unaudited)

13.	SHARE CAPITAL (continued)

Issued (continued)

In July 2020, the Company issued 843,750 common shares at a fair value of $1,805,625 to the TLC Royalty Holder to buyback one-and-one-half percent (1.5%) of the existing gross overriding royalty pertaining to the TLC Property.

In July 2020, the Company issued 4,000,000 common shares of the Company at a fair value of $7,320,000 to acquire Esoteric and 4286128 Nevada (Note 7).

Over the 12 month period ending 28 February 2021, the Company issued 34,655,051 common shares in connection with the exercise of 34,655,051 warrants with a weighted average exercise price of $0.37 for total proceeds of $12,802,296. As a result, the Company transferred $77,609 representing the fair value of the exercised warrants from reserves to share capital. The Company also issued 4,570,000 common shares in connection with the exercise of 4,570,000 stock options with a weighted average exercise price of $0.37 for total proceeds of $1,712,600. As a result, the Company transferred $1,477,502 representing the fair value of the exercised options from reserves to share capital.

Warrant Issuances

During the nine months ended November 30, 2021, the Company issued the following warrants:

•	In connection with the April 2021 private placement, 3,759,375 warrants and 295,125 finders’ warrants with an exercise price of $3.00.
•	In connection with the acquisition of Plateau (Note 4), 18,445,959 listed warrants with an exercise price of $3.00. In addition, the Company assumed 11,290,820 Plateau’s warrants and each Plateau warrant can be exercised at a fixed ratio of 0.29 for the Company’s common share and a half warrant. In connection with warrant indenture related to the acquisition of Plateau, 1,320,572 warrants with an exercise price of $3.00.
•	In connection with the Falchani and Macusani properties, 66,633 warrants with an exercise price of $3.00 and a fair value of $88,575.
•	In connection with the November 2021 private placement, 6,604,000 warrants with an exercise price of $4.00.

During the nine months ended November 30, 2021, 647,385 warrants expired. As a result, the Company transferred $35,533 representing the fair value of the expired warrants from reserves to deficit.

Details of common share purchase warrants outstanding at November 30, 2021 are as follows:

Number of warrants	Exercise price	Remaining life	Expiry date
	$	(years)
*100,000	0.125	0.15	January 22, 2022
565,000	0.375	0.18	February 1, 2022
6,604,000	4.000	1.93	November 3, 2023
3,084,375	3.000	2.42	April 29, 2024
295,125	3.000	2.42	April 29, 2024
18,445,959	3.000	2.45	May 11, 2024
52,930	3.000	2.60	July 5, 2024
13,703	3.000	2.64	July 20, 2024
29,161,092

*100,000 warrants exercised subsequent to the quarter ended November 30, 2021.

American Lithium Corp.

Notes to Condensed Interim Consolidated Financial Statements

For the nine months ended November 30, 2021 and 2020

(Expressed in Canadian Dollars – unaudited)

13.	SHARE CAPITAL (continued)

Warrants Issuances (continued)

In connection with the acquisition of Plateau (Note 4), details of Plateau’s warrants outstanding at November 30, 2021 are as follows.

Number of warrants*	Exercise price	Number of shares issuable	Remaining life	Expiry date
	$		(years)
2,125,288	0.40	616,333	2.41	April 27, 2024
836,210	0.40	242,501	2.45	May 12, 2024
109,324	0.40	31,704	2.45	May 12, 2024
17,322	0.40	5,023	2.45	May 13, 2024
3,088,144		895,561

*Each Plateau warrant can be exercised at a fixed ratio of 0.29 for the Company’s common shares and at a fixed ratio of 0.145 for the Company’s warrants exercisable until May 11, 2024 at $3.00.

A summary of changes of warrants outstanding as follows:

	Warrants	Weighted average exercise price
		$
Balance, February 29, 2020	41,674,664	0.39
Exercised	(34,655,051)	0.37
Expired	(692,213)	2.16
Balance, February 28, 2021	6,327,400	0.29
Issued	30,491,664	3.22
Exercised	(7,657,972)	0.99
Balance, November 30, 2021	29,161,092	3.17

A summary of changes of Plateau warrants outstanding as follows:

	Warrants*	Weighted average exercise price
		$
Balance, February 28, 2021	-	-
Assumed	11,290,820	0.50
Exercised	(5,970,314)	0.42
Expired	(2,232,362)	0.87
Balance, November 30, 2021	3,088,144	0.40

*Each Plateau warrant can be exercised at a fixed ratio of 0.29 for the Company’s common shares and at a fixed ratio of 0.145 for the Company’s warrants exercisable until May 11, 2024 at $3.00.

Stock Options

The Company has established a stock option plan for directors, employees, and consultants. Under the Company's stock option plan, the exercise price of each option is determined by the Board, subject to the Discounted Market Price policies of the TSX Venture Exchange. The aggregate number of shares issuable pursuant to options granted under the plan is limited to 10% of the Company's issued shares at the time the options are granted. The aggregate number of options granted to any one optionee in a 12 month period is limited to 5% of the issued shares of the Company.

American Lithium Corp.

Notes to Condensed Interim Consolidated Financial Statements

For the nine months ended November 30, 2021 and 2020

(Expressed in Canadian Dollars – unaudited)

13.	SHARE CAPITAL (continued)

Stock Options (continued)

In September 2020, the Company granted 4,800,000 stock options to certain officers, directors, and consultants of the Company at an exercise price of $1.28. These options were granted for a period of five years, vested as follows: 1/3 on the date of grant, 1/3 on the six months from the date of grant and 1/3 on the first anniversary. The options were valued at $4,732,320 using the Black-Scholes option pricing model based on the following assumptions: risk-free interest rate of 0.36%, forfeiture rate of 0%, no annual dividends, expected volatility of 122% and a market price of shares at grant date $1.20.

In connection with the acquisition of Plateau (Note 4), the Company issued 1,423,210 replacement stock options with a weighted average exercise price of $2.51 and a fair value of $1,644,993.

In June 2021, the Company granted 7,050,000 stock options to certain officers, directors, and consultants of the Company at an exercise price of $2.17. These options were granted for a period of five years, vested as follows: 1/3 on the date of grant, 1/3 on the six months from the date of grant and 1/3 on the first anniversary. The options were valued at $9,494,940 using the Black-Scholes option pricing model based on the following assumptions: risk-free interest rate of 0.97%, forfeiture rate of 0%, no annual dividends, expected volatility of 114% and a market price of shares at grant date $1.73.

In August 2021, the Company granted 500,000 stock options to a consultant of the Company at an exercise price of $1.81. These options were granted for a period of five years, vested as follows: 1/3 on the date of grant, 1/3 on the six months from the date of grant and 1/3 on the first anniversary. The options were valued at $784,050 using the Black-Scholes option pricing model based on the following assumptions: risk-free interest rate of 0.87%, forfeiture rate of 0%, no annual dividends, expected volatility of 113% and a market price of shares at grant date $1.95.

During the nine months ended November 30, 2021, the Company recorded share-based compensation of $9,142,535 (November 30, 2020 - $4,732,320).

As at November 30, 2021, the following options were outstanding and exercisable:

Number of options outstanding	Number of options Exercisable	Exercise price	Remaining life	Expiry date
		$	(years)
269,700	269,700	2.48	0.41	April 27, 2022
251,208	251,208	3.31	1.11	January 9, 2023
900,000	900,000	0.31	1.20	February 9, 2023
350,000	350,000	0.35	1.58	June 29, 2023
145,000	145,000	3.93	1.72	August 17, 2023
195,750	195,750	2.24	2.40	April 23, 2024
400,000	400,000	0.25	3.19	February 4, 2025
3,215,000	3,215,000	1.28	3.80	September 17, 2025
63,115	63,115	1.03	4.03	December 9, 2025
6,900,002	4,600,001	2.17	4.53	June 10, 2026
500,000	166,667	1.81	4.74	August 25, 2026
13,189,775	10,556,441

American Lithium Corp.

Notes to Condensed Interim Consolidated Financial Statements

For the nine months ended November 30, 2021 and 2020

(Expressed in Canadian Dollars – unaudited)

13.	SHARE CAPITAL (continued)

Stock Options (continued)

A summary of changes of stock options outstanding is as follows:

	Options	Weighted average exercise price
		$
Balance, February 29, 2020	6,800,000	0.30
Granted	4,800,000	1.28
Exercised	(4,570,000)	0.37
Balance, February 28, 2021	7,030,000	0.92
Granted	8,973,210	2.20
Exercised	(2,805,098)	1.12
Cancelled	(8,337)	3.02
Balance, November 30, 2021	13,189,775	1.75

14.	CAPITAL MANAGEMENT

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the exploration of its mineral properties and to maintain a flexible capital structure for its projects for the benefit of its stakeholders, to maintain creditworthiness and to maximize returns for shareholders over the long term. The Company does not have any externally imposed capital requirements to which it is subject. As the Company is in the exploration stage, its principal source of funds is from the issuance of common shares. The Company includes the components of shareholders’ equity in its management of capital.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares to raise cash and obtain bridging loans from related parties. The Company’s investment policy is to invest its cash in low risk investment instruments in financial institutions with terms to maturity selected with regards to the expected time of expenditures from continuing operations.

There were no changes in the Company’s management of capital during the nine months ended November 30, 2021.

15.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The Company’s financial instruments consist of cash and cash equivalents, term deposits, amounts receivable, advances and deposits, accounts payable, due to related parties, and long-term debt. As at November 30, 2021, the Company classifies its cash and cash equivalents and term deposits as fair value through profit and loss and its amounts receivable, advances and deposits, accounts payable and accrued liabilities, due to related parties, and long-term debt at amortized cost. The fair values of these financial instruments approximate their carrying values because of their current nature.

American Lithium Corp.

Notes to Condensed Interim Consolidated Financial Statements

For the nine months ended November 30, 2021 and 2020

(Expressed in Canadian Dollars – unaudited)

15.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued)

The Company classifies the fair value of these financial instruments according to the following hierarchy based on the amount of observable inputs used to value the instrument:

Level 1 – Quoted prices are available in active markets for identical assets or liabilities as of the reporting date. Active markets are those in which transactions occur in sufficient frequency and volume to provide pricing information on an ongoing basis. Cash and cash equivalents and term deposit is classified under Level 1.

Level 2 – Fair value measurements are those derived from inputs other than quoted prices that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (derived from prices). The Company does not have any financial instruments classified under Level 2.

Level 3 – Valuations in the level are those with inputs for the asset or liability that are not based on observable market data. Accounts payable and accrued liabilities are classified under Level 3.

The Company’s financial instruments are exposed to the following risks:

Credit Risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations. Financial instruments which are potentially subject to credit risk for the Company consist primarily of cash and cash equivalents and term deposit. The carrying amount of financial assets represents the maximum credit exposure. At as November 30, 2021, the Company has gross credit exposure relating to cash and cash equivalents and term deposits of $61,730,877. The cash and cash equivalents and term deposit is held at a Canadian chartered and investment banks and the Company considers the credit risk to be minimal.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its obligations as they come due. The Company’s ability to continue as a going concern is dependent on management’s ability to raise the required capital through future equity or debt issuances but there can be no assurance that such financing will be available on a timely basis under terms acceptable to the Company. The Company manages its liquidity risk by forecasting cash flows from operations and anticipating any investing and financing activities. As at November 30, 2021, the Company had a cash and cash equivalents balance of $61,678,270 to settle current liabilities of $4,836,401. Liquidity risk is assessed as low.

Foreign Exchange Risk

The Company is exposed to foreign currency risk on fluctuations related to cash and cash equivalents, accounts payable, and loan payable that are denominated in a foreign currency. As at November 30, 2021, the Company had net assets of US$159,441. A 10% fluctuation in the foreign exchange rate of the United States dollar against the Canadian dollar would result in a foreign exchange gain/loss of approximately US$16,000.

Interest Rate Risk

Interest rate risk is the risk the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. As at November 30, 2021, the long-term debt bears interest at a fixed 5% per annum and is payable over four years. The Company has cash and cash equivalents balances and term deposits with interest based on the prime rate. The Company’s current policy is to invest excess cash in investment-grade short-term deposit certificates issued by its banking institution. The Company periodically monitors the investments it makes and is satisfied with the credit ratings of its banks.

American Lithium Corp.

Notes to Condensed Interim Consolidated Financial Statements

For the nine months ended November 30, 2021 and 2020

(Expressed in Canadian Dollars – unaudited)

15.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued)

Commodity Price Risk

The Company’s ability to raise capital to fund exploration or development activities is subject to risks associated with fluctuations in the market price of lithium and uranium. The Company closely monitors commodity prices to determine the appropriate course of actions to be taken.

During the nine months ended November 30, 2021, there were no transfers between level 1, level 2 and level 3 classified assets and liabilities.

16.	SEGMENTED INFORMATION

The Company has one operating segment, being the acquisition and exploration of exploration and evaluation assets. Geographic information is as follows:

November 30, 2021	Canada	USA	Peru	Total
	$	$	$	$
Exploration and evaluation assets	-	25,273,612	110,229,029	135,502,641
Other assets	62,545,905	68,536	405,868	63,020,309
Total assets	62,545,905	25,342,148	110,634,897	198,522,950

February 28, 2021	Canada	USA	Peru	Total
	$	$	$	$
Exploration and evaluation assets	-	11,509,494	-	11,509,494
Other assets	5,531,738	148,310	-	5,680,048
Total assets	5,531,738	11,657,804	-	17,189,542

American Lithium Corp.

Notes to Condensed Interim Consolidated Financial Statements

For the nine months ended November 30, 2021 and 2020

(Expressed in Canadian Dollars – unaudited)

17.	SUPPLEMENTAL DISCLOSURES WITH RESPECT TO CASH FLOWS

	For the nine months ended November 30,
	2021	2020
	$	$
Supplemental cash-flow disclosure:
Interest	-	-
Income taxes	-	-

Supplemental non-cash disclosure:
Shares issued for exploration and evaluation assets acquisition	13,773,366	9,445,625
Warrants issued for exploration and evaluation assets acquisition	88,575	-
Units issued for acquisition	103,468,918	-
Long term debt issued for exploration and evaluation assets acquisition	-	1,363,613
Capitalization of right-of-use assets and lease liabilities	189,066
Finders’ shares issued for acquisition	1,865,947	-
Replacement stock options issued	1,644,993	-
Plateau warrants assumed	3,869,201	-
Property and equipment in accounts payable	30,959
Reclassification of stock options exercised	2,259,913	748,255
Reclassification of stock options cancelled	8,742	-
Reclassification of warrants issued	378,704	-
Reclassification of warrants exercised	2,407,565	77,609
Reclassification of warrants expired	35,533	1,804

18.	COMMITMENTS

In April and May 2021, the Company entered into certain consulting agreements with certain officers and directors of the Company to provide management services to the Company for an indefinite term. The agreements require payment of $86,000 per month or $1,032,000 per annum. Included in the agreements is a provision for a twenty four month payout in the event of termination without cause or in the event of change of control from the effective date.

In May 2021 and effective June 1, 2021, the Company entered into a consulting agreement with an officer of the Company to provide management services to the Company for an indefinite term. The agreement requires payment of $3,500 per month or $42,000 per annum. Included in the agreement is a provision for a one month payout in the event of termination without cause or a six month payout in the event of change of control from the effective date.

In June 2021, the Company entered into a consulting agreement with a consultant of the Company to provide management services to the Company for an indefinite term. The agreement requires payment of US$15,000 per month or US$180,000 per annum. Included in the agreement is a provision for a six month payout in the event of termination without cause or a twelve month payout in the event of change of control from the effective date.

American Lithium Corp.

Notes to Condensed Interim Consolidated Financial Statements

For the nine months ended November 30, 2021 and 2020

(Expressed in Canadian Dollars – unaudited)

19.	CONTINGENCIES

In May 2021, the Ontario Securities Commission (“OSC”) issued a Notice of Hearing and Statement of Allegations to Plateau and two of its officers, commencing regulatory proceedings to consider whether Plateau met obligations related to continuous disclosure, associated filings and related activities with respect to the status of Plateau’s title to 32 mineral concessions in Peru which are the subject of a regulatory dispute, as discussed in Note 7. Plateau intends to continue to defend the allegations in the administrative proceedings. Should the OSC find against Plateau and its officers, monetary penalties may be imposed by the OSC. Any monetary penalties associated with the proceedings would need to be settled by American Lithium as the parent of Plateau and cannot be quantified or readily estimated at this time; as such, no amounts have been recorded as at November 30, 2021.

20.	SUBSEQUENT EVENT

Subsequent to November 30, 2021, the Company issued 105,060 common shares in connection with the exercise of 105,060 warrants with a weighted average exercise price of $0.25 for total proceeds of $27,680. The Company also issued 72,500 common shares in connection with the exercise of 250,000 Plateau warrants with an exercise price of $0.40 for total proceeds of $100,000. In addition, the Company also issued 425,000 common shares in connection with the exercise of 425,000 stock options with a weighted average exercise price of $1.30 for total proceeds of $552,250.